EX-99.77I

Effective July 20, 2016, Calvert began to (i) waive the front-end sales charge for direct purchases of Class A shares, and (ii) cease accepting new direct purchases of Class C shares. In addition, on September 20, 2016, the Board of Trustees for each Fund approved all existing directly-held Class C shares to convert to Class A shares. The share class conversion occurred on September 30, 2016.

Calvert Conservative Allocation Fund, Calvert Moderate Allocation Fund and Calvert Aggressive Allocation Fund, each a series of Calvert Social Investment Fund, launched new Class Y and Class I shares on May 20, 2016. Class Y shares are generally available only to wrap or similar fee-based programs offered by financial intermediaries, and retirement plans, foundations, endowments and other consultant-driven business, that have entered into an agreement with the Calvert Investment Distributors, Inc. to offer Class Y shares to their clients. Class Y shares requires a minimum investment of $2,000 for regular accounts, and $1,000 for IRA accounts, with subsequent investments of $250. Class I is an institutional share class that generally requires a minimum $1,000,000 investment. Class Y and Class I have no sales load or 12b-1 fees.